Exhibit 3.1

EXHIBIT 3.1 - AMENDMENT TO ARTICLES OF INCORPORATION

Paragraph (a) of Article III of the Articles of Incorporation was deleted in its entirety and replaced with the following:

 “(a)           The aggregate number of shares of stock of all classes that the corporation shall have authority to issue is 56,000,000 shares, of which 50,000,000 shares shall be common stock, $.01 par value per share (“Common Stock”), and of which 6,000,000 shares shall be preferred stock, no par value (“Preferred Stock”).

On the close of business on May 31, 2013 (the “Effective Time”), each four (4) shares of Common Stock issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof or the Corporation, be combined and converted into one (1) share of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Rather, fractional shares created as a result of the Reverse Stock Split shall be rounded up to the next largest whole number, such that, in lieu of fractional shares, each shareholder who otherwise would be entitled to receive fractional shares of Common Stock as a result of the Reverse Stock Split shall instead be entitled to receive the next largest whole number of shares of Common Stock.”